Exhibit 99.1

May 10, 2004

FIRST QUARTER REPORT
For the Three Months Ended March 31, 2004

The bullion market was firm throughout the first quarter, averaging US $408 per ounce. However, investors seemed to lose enthusiasm for gold shares over this period and most gold companies saw reduced trading volumes and share prices.

As forecast in the 2003 mine plan, gold production during the quarter at Claude Resources’ Seabee mine was below the life of mine average. The Company remains confident that the 51,000 ounces forecast for 2004 will be achieved.

The Company had an active first quarter as exploration efforts in and around the Seabee area saw two drills turning and generating nearly 15,000 metres of drill core. The annual review of Seabee reserves and resources by ACA Howe International was very positive with reserves remaining stable and resources increasing by more than 175,000 ounces. Under the Madsen option agreement, Placer Dome continued phase III drilling on the Treasure Box target at the Madsen, Red Lake project.

The Company’s balance sheet remains strong, free of long-term debt, with substantial working capital and adequate cash reserves.

Highlights

	Three Months Ended	Three Months Ended
	March 31, 2004	March 31, 2003

Revenue ($ millions)	7.6	8.9
Net earnings (loss) ($ millions)	(0.4)	0.5
Earnings (loss) per share ($)	(0.01)	0.01
Cash provided by operations ($ millions) *	1.0	1.6
Cash from operations per share ($) *	0.02	0.03
Average realized gold price for the period (US$/ounce)	412	336
Total cash operating costs per ounce (US$/ounce)	324	272
Working capital ($ millions)	10.6	8.7

* before net change in non-cash working capital.

Operations

Gold

For the quarter the mine processed 46,700 tonnes of ore grading 7.11 grams per tonne yielding 9,900 ounces of gold. As expected the lower production was largely a result of lower grade mill throughput originating from the 2C5107 stope and from the 162/550 level sill. The lower grade ore from these headings was partially offset by swell from the 2B6309 stope.

Operating Statistics
Quarter Ended	Mar 31, 2004	Mar 31, 2003

Tonnes milled	46,700	47,501
Grade processed (g/t)	7.11	8.60
Recovery (%)	94.88%	94.00%
Operating efficiency	99.89%	99.11%
Sales volume	9,900	11,700

Towards the end of the second quarter the mine plan will focus on accessing stoping blocks on the 550, 650 and 680 metre levels. As a result, both grade and tonnages are expected to increase in the second half of the year.

The annual ACA Howe International Limited independent review of Seabee reserves was finalized at the end of February. The mine’s current mineral reserves total 674,700 tonnes grading 7.48 grams per tonne.

		Grade	Gold
	Tonnes	g/tonne	Ounces

Proven	187,400	7.72	46,500
Probable	487,300	7.39	115,800

Total Mineable Reserves(1)	674,700	7.48	162,300
Inferred Mineral Resources(2)	1,987,000	8.45	539,800

(1)	Mineable reserves and mineral resources at February 29, 2004, reviewed by ACA Howe International Limited using a long-term gold price of US $375 per ounce.
(2)	Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

Largely as a result of increased underground diamond drilling, the mine’s inferred mineral resources have increased to 1,987,000 tonnes and grade 8.45 grams per tonne. This equates to a gain of 175,900 ounces, or three years of mill-feed at current production levels.

Oil and Gas

Oil, natural gas liquids (NGLs) and gas operations continue to positively impact corporate earnings and cash from operations before net change in non-cash working capital. Solid production and prices resulted in contributed cash flows in the first quarter of $.4 million ($0.01 per share) compared to $1.0 million ($0.02 per share) for the same period in 2003.

Exploration

During the first quarter of 2004, the Company drilled 89 holes totaling 14,540 metres as the main thrust of its surface exploration program. Five targets or mineralized trends hosted within the contiguous Seabee area claims were tested.

One drill was dedicated to infill drilling of the West Porky Main Zone as well as following this mineralized structure north to Pigeon Lake around the Porky Lake anticlinal fold closure. Infill drilling on the main zone returned widths and grades consistent with those of past programs. A sample for metallurgical testing is currently being processed.

Another drill was mobilized to the Shane/Munro and Santoy properties where mineralized trends in the Munro monzonite and metavolcanic rocks north of Santoy Lake returned spotty gold values. Follow-up drilling in this area will continue during the summer program.

Early in the new year, Claude successfully consummated an earn-in option agreement on Pioneer Metals’ Nokomis property. By committing to a combination of work and cash payments, the Company can earn a 50% working interest in this gold property located near Sherridon, Manitoba. Upon signing the option agreement, Claude gridded the property and performed a geophysical survey over the zone of known mineralization. The Company then initiated a 2,000 metre diamond drill program to assess and extend the property’s known mineral resource. Unsafe ice conditions forced an early demobilization of the drill. The program has been deferred until this summer.

Elsewhere in Manitoba, the Company has applied for permits to dewater the Tartan Lake mine near Flin Flon to facilitate a 4,500 metre underground delineation drill program of a largely untested structure to the west of the mine.

During the quarter, Placer Dome delivered its 2003 year-end report for the Madsen property in the Red Lake camp of northwestern Ontario. In 2003, Placer drilled 28,647 metres in 48 holes outlining a 25 metre to 50 metre wide quartz-tourmaline vein swarm that returned numerous high grade assays over narrow widths. A twelve hole follow-up infill drill program was completed on this zone (the “Treasure Box”) in the first quarter. Results are pending.

Financial

For the three months ended March 31, 2004, the Company recorded a net loss of $.4 million, or $0.01 per share, compared to restated earnings due to changes in accounting policies of $.5 million, or $0.01 per share, in 2003.

Revenues

Total revenue generated for the quarter was $7.6 million, 15% lower than the $8.9 million reported for the same period in 2003.

The Seabee mine contributed $5.4 million to revenue for the first quarter of this year compared to $5.9 million for the same period last year. Gold sales volume fell 15% from 11,700 ounces in 2003 to 9,900 ounces this quarter. As expected, a large part of the mill throughput for the quarter originated from the lower grade 2C5106 and 2C5107 stopes, resulting in lower sales volumes. The decline in gold sales was partially offset by the increase in average gold prices realized for this period: 2004 – CDN $543, (US $412); 2003 – CDN $507, (US $336). Further, based on assumptions comparable to first quarter 2003 actual foreign exchange levels, first quarter 2004 revenue would have increased an additional $.8 million, or $0.01 per share.

Gross oil, NGLs and gas revenue totaled $2.3 million for the first three months of 2004 compared to $3.0 million recorded in 2003. This decrease was due largely to normal gas production decline rates combined with a decline in oil and gas Canadian dollar prices realized per barrel and MCF, respectively.

Expenditures

Total mine operating costs fell 13% from $4.8 million in 2003 to $4.2 million this quarter. Much of this decline was due to savings commensurate with the shaft extension, but was partially reduced by repairs and maintenance required on underground mining equipment. The improved operating costs were offset by lower sales volume during the period and resulted in a 19% increase in total cash operating costs per ounce: 2004 – US $324; 2003 – US $272. The strengthening Canadian dollar was responsible for US $43 of this quarter’s comparable total cash cost per ounce.

The Company reports its operating, depreciation and depletion costs on a per ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Oil and gas operating costs remained relatively the same period over period. General and administrative costs increased 37% largely due to a combination of increased administration charges with respect to the American Stock Exchange (AMEX) listing and added emphasis on investor relations spending. Interest and other costs and the provision for income taxes both decreased slightly.

Depreciation and depletion of the Company’s gold assets was $1.3 million for the three months ended March 31, 2004 compared to a restated $1.0 million for the same period in 2003. Depreciation and depletion cost per ounce for the period were US $100 compared to US $56 for the first quarter of 2003. The decline was a combination of lower sales volume, an increased asset base offset by a constant reserve base and the strengthening Canadian dollar.

Liquidity & Financial Resources

Cash flow from operations before net changes in non-cash working capital items was $1.0 million in 2004, or $0.02 per share, compared to a restated $1.6 million, or $0.03 per share, in the first quarter of 2003.

Capital expenditures related to mineral properties fell from $4.8 million in the first quarter of 2003 to $4.0 million in this quarter. This year’s balance reflects $2.3 million in Seabee mine development expenditures (2003 - $1.2 million); exploration expenditures of $1.4 million (2003 - $.8 million); and $.4 million (2003 - $2.8 million) in mine, plant and equipment costs. The 2003 increase of $2.8 million in property and plant was largely comprised of shaft extension and tailings upgrade projects. Capital expenditures related to oil and gas properties increased from $.1 million in 2003 to $.4 million this quarter. This was due largely to drilling costs incurred on the Nipisi property.

Financing activities during the quarter included the exercise of 1,138,450 common share warrants for gross proceeds of $2.1 million pursuant to a January, 2003 private placement.

At March 31, 2004, the Company had $10.6 million in working capital, a decrease of $1.3 million from the year ended December 31, 2003. This amount was due to a combination of lower contribution margin from our oil and gas properties and capital expenditures financed from operating cash flows offset by warrant exercise proceeds.

Outlook

Seabee mine

The Company’s production and cost forecasts remain unchanged. For 2004, production is estimated to be 51,000 ounces. With second quarter sales volume projected to be similar or slightly better than first quarter results, sales volume for the last half of 2004 is expected to be approximately 30,000 ounces.

Mine operating costs in 2004 are expected to return to historic levels of $16 to $16.5 million, with total cash costs forecast between US $240 and US $245 per ounce.

Capital expenditures remain as forecast, with development costs between $5.0 million and $6.0 million and plant and equipment costs below $1.5 million.

Oil and Gas

The Company’s oil and gas contribution margin forecast also remains unchanged. Oil and NGLs sales volumes are expected to be equal to or better than 2003, a result of the investment in drilling at the Nipisi Unit. Gas production is expected to fall by normal production declines of 8% to 10%. Operating costs are expected to remain at $1.2 million to $1.4 million. Capital expenditures remain forecast at $1.8 million.

Derivatives, Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At March 31, 2004, Claude had outstanding forward gold contracts related to 2004 production of 4,500 ounces, at an average price of US $418 per ounce. The market value loss inherent in these contracts was US $24,000. At March 31, 2004, the Company had outstanding foreign exchange contracts to sell US $11 million, at an average exchange rate of CDN$/US$ 1.3375. The market value gain inherent in these contracts was US $227,000.

Caution Regarding Forward-Looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	March 31	December 31
	2004	2003
		(restated
		- Note 2)
Assets
Current assets:
Cash	$2,479	$3,259
Receivables	2,482	2,512
Inventories	8,280	3,801
Shrinkage stope platform costs (Note 3)	6,078	6,678
Prepaids	290	259

	19,609	16,509
Oil and gas properties	4,995	4,766
Mineral properties	29,711	26,932
Investments	1,636	1,660
Deposits for reclamation costs	1,950	1,950

	$57,901	$51,817

Liabilities and Shareholders' Equity
Current liabilities:
Payables and accrued liabilities	$8,913	$4,565
Current portion of obligations under capital lease	55	54

	8,968	4,619
Obligations under capital lease	43	59
Asset retirement obligations	1,935	1,903
Shareholders' equity:
Share capital (Note 4)	41,018	38,848
Contributed Surplus	203	226
Retained earnings	5,734	6,162

	46,955	45,236

	$57,901	$51,817

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended
	March 31
	2004	2003
		(restated
		- Note 2)
Revenues
Gold	$5,358	$5,920
Oil and gas:
Gross revenue	2,286	3,013
Crown royalties	(580)	(604)
Alberta Royalty Tax Credit	67	150
Overriding royalties	(1,097)	(1,246)

Net oil and gas revenue	676	1,313

	6,034	7,233
Expenses
Gold	4,216	4,798
Oil and gas	283	306
General and administrative	563	412
Interest and other	(73)	46
Provision for income taxes	14	29

	5,003	5,591
Earnings before the undernoted items	1,031	1,642
Depreciation, depletion and accretion:
Gold	1,302	1,006
Oil and gas	157	112

Net earnings (loss)	$(428)	$524

Net earnings (loss) per share
Basic and diluted	$(0.01)	$0.01

Weighted average number of shares outstanding (000's)	59,118	51,300

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)

	Three Months Ended
	March 31
	2004	2003
		(restated
		- Note 2)
Retained earnings, beginning of year
As previously reported	$6,560	$3,672
Effect of change in accounting policies (Note 2)	(398)	691

As restated	6,162	4,363
Net earnings (loss)	(428)	524

Retained earnings, end of period	$5,734	$4,887

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended
	March 31
	2004	2003
		(restated
		- Note 2)
Cash provided from (used in):
Operations:
Net earnings (loss)	$(428)	$524
Non cash items:
Depreciation, depletion and accretion	1,459	1,118
Net change in non-cash working capital:
Receivables	30	(1,641)
Inventories	(4,479)	(4,312)
Shrinkage stope platform costs	600	628
Prepaids	(31)	45
Payables and accrued liabilities	4,348	5,597

Cash from operations	1,499	1,959
Investing:
Mineral properties	(4,033)	(4,788)
Oil and gas properties	(376)	(149)
Increase in reclamation costs	-	(30)

	(4,409)	(4,967)
Financing:
Issue of common shares, net of issue costs	2,145	3,754
Demand loan repayment	-	(83)
Capital lease repayment	(15)	(19)

	2,130	3,652
Increase (decrease) in cash position	(780)	644
Cash position, beginning of period	3,259	(1,628)

Cash position, end of period	$2,479	$(984)

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003. The unaudited financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Note 2 - Change in Accounting Policies

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the revised Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair-value based method of accounting be applied for all stock-based compensation plans. The Company has adopted the fair-value method of accounting for employee stock options and other stock-based payments with retroactive restatement to January 1, 2002. The cumulative effect of the change in policy on the balance sheet at March 31, 2003, was to increase contributed surplus by $163,000, increase share capital by $141,000 and decrease opening retained earnings by $304,000. The effect of the change in policy on the statement of earnings for the three months ended March 31, 2003 was a reduction in earnings of $13,000.

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the Handbook Section 3110, "Asset Retirement Obligations". This standard addresses the fair value of the Company's legal obligations associated with the retirement of tangible long-lived assets resulting from the normal operation of those assets. The cumulative effect of the change in policy on the balance sheet at March 31, 2003, was to increase mineral properties by $122,000, decrease future asset retirement obligations by $859,000 and increase opening retained earnings by $995,000. The effect of the change in policy on the statement of earnings for the three months ended March 31, 2003 was a reduction in earnings of $14,000.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Share Capital

At March 31, 2004 there were 59,541,674 common shares outstanding.

Options in respect of 2,425,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and November, 2012.

On December 22, 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration for the services provided to the Company in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At March 31, 2004, there were 1,400,000 warrants outstanding.

Note 5 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 6 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 20 of the Company's audited financial statements for the year ended December 31, 2003, for a narrative explanation of the differences in Canadian and U.S. GAAP.